

MYERS INDUSTRIES, INC.

News Release

NYSE: MYE

Contact:
Gregory J. Stodnick
Vice President-Finance & Chief Financial Officer
(330) 253-5592

MYERS INDUSTRIES NOTIFIES THE DOJ AND SEC ABOUT INVESTIGATION OF INTERNATIONAL BUSINESS PRACTICES

FOR IMMEDIATE RELEASE: July 15, 2004, Akron, Ohio-- Myers Industries, Inc. (NYSE: MYE) today announced that following a preliminary investigation of certain international business practices in its tire products distribution business that are believed to be in violation of U. S. and possibly foreign laws, the Company reported the matters to the U. S. Department of Justice (DOJ) and the Securities and Exchange Commission (SEC). The practices, which involved a limited number of customers, related to the invoicing of certain international sales, and to sales made to customers in certain international jurisdictions.

The Company believes that the practices in question had no effect on previously filed financial statements, and that the final findings from the investigation will not lead to any restatement of reported financial results. The business practices were immediately terminated.

The Company's investigation, which is not yet completed, is being conducted by outside counsel under the authority of the Audit Committee of the Company's Board of Directors.

The Company will seek to settle any enforcement issues arising out of the discontinued practices. At this time, the Company cannot reasonably estimate its potential liability and has, therefore, not recorded any provision for settlement.

Until the Company's investigation and discussions with government agencies conclude, the Company will have no further comment.

Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Myers Industries had net sales of $661.1 million in 2003. Visit www.myersind.com to learn more.

Forward-Looking Statements: Statements in this release may include "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties that could cause actual results to materially differ from those expressed or implied. Any statement that is not of historical fact may be deemed to be a forward-looking statement. Myers Industries does not undertake to update any forward-looking statements contained herein.

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1293 S Main Street • Akron, Ohio • 44301 • (330) 253-5592 • Fax (330) 761-6156